

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Bobby Gaspar
Chief Executive Officer
Orchard Therapeutics plc
245 Hammersmith Road
London W6 8PW
United Kingdom

> **Re: Orchard Therapeutics plc**
> **Registration Statement on Form S-3**
> **Filed August 10, 2023**
> **File No. 333-273891**

Dear Bobby Gaspar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Catherine Magazu